

March 14, 2011

Via Facsimile ((917) 849-5352) and U.S. Mail

Adorys Velazquez, Esq.
Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor
New York, NY 10103

> **Re: Penn Virginia Corporation**
> **Schedule TO-I filed March 8, 2011**
> **File No. 005-13693**

Dear Ms. Velazquez:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1. Please revise your disclosure responsive to Item 3 of Schedule TO (Identity and Background of Filing Person) to include this disclosure in the offer document as delivered to security holders.

Offer to Purchase

Incorporation of Documents by Reference, page iv

2. Please tell us the basis for your belief that documents may be "deemed to be incorporated by reference." Note that Schedule TO does not expressly authorize "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

Forward-Looking Statements, page 7

3.   We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

4.   We note your statement in the last sentence of the last paragraph that you "undertake no obligation to revise or update any forward-looking statements . . . whether as a result of new information, future events or otherwise." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Revise accordingly.

The Offer, page 9

5.   Please tell us how payment on April 8, 2011 constitutes prompt payment, as required by rule 14e-1(c).

Procedures for Tendering the Convertible Notes, page 10

6.   Refer to the second paragraph on page 12. Please explain, with a view toward revised disclosure, how the e-mail process described would work. For example, do security holders need to email the letter of transmittal? If not, please explain the legal effect of delivering the Voluntary Offering Instructions as compared to the letter of transmittal. Do notes tendered through this method count towards your Minimum Tender Condition?

Withdrawal Rights, page 14

7.   You have indicated that security holders may withdraw their tendered securities at any time prior to the expiration date. Revise to disclose that securities not yet accepted for payment after the expiration of forty business days from the commencement of the offers may be withdrawn. See Rule 13e-4(f)(2)(ii).

Conditions to the Tender Offer, page 16

8.   We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the

offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

9.   Refer to your Lender Consent and Noteholder Consent conditions. These conditions appears to be subject to your actions. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to remove the implication that these conditions are within your control and describe any steps you have taken to date to obtain such consents.

10.   Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

11.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Source and Amount of Funds, page 19

12.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Certain United States Federal Income Tax Considerations, page 26

13.   Provide an analysis supporting the legend relating to Treasury Department Circular 230 at the top of page 27 or delete the legend here and in every exhibit in which it appears.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Adorys Velazquez, Esq.
Vinson & Elkins L.L.P.
March 14, 2011
Page 4

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions